Exhibit 8.1

List of Subsidiaries of Vision Marine Technologies Inc. (as of August 31, 2023)*

Subsidiaries	Jurisdiction of Incorporation
7858078 Canada Inc.	Quebec
EB Rental Ltd.	Delaware
EB Rental Ventura Corp.	Delaware
Vision Marine Technologies Corp.	Delaware

*Other subsidiaries of Vision Marine Technologies Inc. have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the end of the fiscal year covered by this report.